Exhibit 1.01

Bel Fuse Inc.
Conflict Minerals Report
For the reporting period from January 1, 2017 to December 31, 2017

This Conflict Minerals Report (the "Report") of Bel Fuse Inc. (referred to in this Report as the "Company," "Bel," "we," "us," or "our") for the reporting period from January 1, 2017 to December 31, 2017 (the "Reporting Period") has been prepared pursuant to Rule 13p-1 and Form SD (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The Rule was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to minerals specified in the Rule as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act").  The Rule imposes certain reporting obligations on registrants who file reports with the SEC under Sections 13(a) or 15(d) of the Exchange Act whose manufactured products contain minerals specified in the Rule that are necessary to the functionality or production of their products.  The specified minerals, which are collectively referred to in this Report as the "Conflict Minerals," are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten unless the Secretary of State determines that additional derivatives are financing conflict in one of the covered countries described below.  These requirements apply to registrants regardless of the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo ("DRC") or an adjoining country, specifically, Angola, Burundi, Central African Republic, the Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (collectively, together with the DRC, the "Covered Countries"), or from recycled and scrap sources, they must submit a Form SD which describes the reasonable country of origin inquiry completed.

If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals' source and chain of custody.

1.	Company Overview

1.1 Description of the Products Covered by this Report

This Report has been prepared by the management of Bel.  The content of this Report includes the activities of all majority-owned subsidiaries that are required to be consolidated in our financial statements.

Bel designs, manufactures and markets a broad array of products that power, protect and connect electronic circuits.  These products are primarily used in the networking, telecommunications, computing, military, aerospace, transportation and broadcasting industries.  Bel's portfolio of products also finds application in the automotive, medical and consumer electronics markets.

Bel's principal executive offices are located at 206 Van Vorst Street, Jersey City, New Jersey 07302.  The Company operates other facilities in North America, Europe and Asia.  At December 31, 2017, the Company had 7,491 full-time associates.  At December 31, 2017, the Company employed 1,488 people at its North American facilities, 5,125 people at its Asian facilities and 878 people at its European facilities, excluding approximately 916 workers supplied by independent contractors.

1.2 Products Overview

The following is a description of the Company's product groups as of December 31, 2017:

Magnetic Solutions

Bel's Magnetics offers industry leading products.  The Company's ICM products integrate RJ45 connectors with discrete magnetic components to provide a more robust part that allows customers to substantially reduce board space and inventory requirements.  Power Transformers include standard and custom designs for use in industrial instrumentation, alarm and security systems, motion control, elevators, and medical products.  All Power Transformers are designed to comply with international safety standards governing transformers.  Bel's SMD Power Inductors include a selection of over 3,000 parts utilized in power supplies, DC-DC converters, LED lighting and other electronic applications.  Discrete Components are magnetic devices that condition, filter and isolate the signal as it travels through network equipment, ensuring accurate data/voice/video transmission.

	Product Line	Function	Applications	Brands Sold Under
Magnetic Solutions	Integrated Connector Modules (ICMs)	Condition, filter, and isolate the electronic signal to ensure accurate data/voice/video transmission and provide RJ45 and USB connectivity.	Network switches, routers, hubs, and PCs used in multi-speed Gigabit Ethernet, Power over Ethernet (PoE), PoE Plus and home networking applications.	Bel, TRP Connector®, MagJack®
	Power Transformers	Safety isolation and distribution.	Power supplies, alarm, fire detection, and security systems, HVAC, lighting and medical equipment. Class 2, three phase, chassis mount, and PC mount designs available.	Signal
	SMD Power Inductors & SMPS Transformers	A passive component that stores energy in a magnetic field. Widely used in analog electronic circuitry.	Switchmode power supplies, DC-DC converters, LED lighting, automotive and consumer electronics.	Signal
	Discrete Components-Telecom	Condition, filter, and isolate the electronic signal to ensure accurate data/voice/video transmission.	Network switches, routers, hubs, and PCs used in multi-speed Gigabit Ethernet and Power over Ethernet (PoE).	Bel

Power Solutions & Protection

Bel's power conversion products include AC-DC power supplies, DC-DC converters and battery charging solutions. The DC-DC product offering consists of standard and custom isolated and non-isolated DC-DC converters designed specifically to power low voltage silicon devices or provide regulated mid-bus voltages. The need for converting one DC voltage to another is growing rapidly as developers of integrated circuits commonly adjust the supply voltage as a means of optimizing device performance. The DC-DC converters are used in data networking equipment, distributed power architecture, and telecommunication devices, as well as data storage systems, computers and peripherals. Opportunities for the DC-DC products also extend into industrial applications.

With the acquisition of the Power Solutions business of Power-One ("Power Solution") from ABB Ltd. ("ABB") in 2014, Bel's power solutions product portfolio, R&D capabilities and customer base were significantly expanded.  Already a leader in DC/DC board mount products, since 2014 Bel has offered a sizeable portfolio of AC/DC products with industry leading efficiency and power density.  The acquisition of Power Solutions also added considerable presence in the railway market and broader industrial markets with MelcherTM branded products.  The Melcher brand is well known for reliability and performance in demanding applications.

Bel circuit protection products include board level fuses (miniature, micro and surface mount), and Polymeric PTC (Positive Temperature Coefficient) devices, designed for the global electronic and telecommunication markets. Fuses and PTC devices prevent currents in an electrical circuit from exceeding certain predetermined levels, acting as a safety valve to protect expensive components from damage by cutting off high currents before they can generate enough heat to cause smoke or fire. Additionally, PTC devices are resettable and do not have to be replaced before normal operation of the end product can resume.

	Product Line	Function	Applications	Brands Sold Under
Power Solutions & Protection	Front-End Power Supplies	Provides the primary point of isolation between AC main line (input) and the low-voltage DC output that is used to power all electronics downstream	Servers, telecommunication, network and data storage equipment	Bel Power Solutions, Power-One
	Board-Mount Power Products	These are designed to be mounted on a circuit board. These converters take input voltage and provide localized on-board power to low-voltage electronics.	Telecom (central office switches), networking and a broad range of industrial applications	Bel Power Solutions, Power-One, MelcherTM
	Industrial Power Products	Converts between AC main line inputs and a wide variety of DC output voltages.	Rail, transportation, automation, test and measurement, medical, military and aerospace applications.	Bel Power Solutions, Power-One, MelcherTM
	Module Products	Condition, filter, and isolate the electronic signal to ensure accurate data/voice/video transmission within a highly integrated, reduced footprint.
Broadband equipment, home networking, set top boxes, and telecom equipment supporting ISDN, T1/E1 and DSL technologies. Industrial applications include Smart Meters, Smart Grid communication platforms, vehicle communications and traffic management.
Bel
	Circuit Protection	Protects devices by preventing current in an electrical circuit from exceeding acceptable levels.	Power supplies, cell phone chargers, consumer electronics, and battery protection.	Bel

Connectivity Solutions

Bel offers a comprehensive line of high speed and harsh environment copper and optical fiber connectors and integrated assemblies, which provide connectivity for a wide range of applications across multiple industries including commercial aerospace, military communications, network infrastructure, structured building cabling and several industrial applications.  Bel's Stewart Connector business designs and deploys modular connector systems primarily used in high speed Telecom/Datacom applications.  In January 2010, Bel completed the acquisition of Cinch Connectors.  Cinch products are designed and manufactured for high reliablity/harsh enviroment applications.  Cinch also possesses various enabling technologies and expertise with which to provide custom solutions and products.  In 2012, the acquistions of Fiberco and GigaCom further enhanced the Cinch product offering with the addition of fiber optic connector and cable products optomized for harsh environment applications.  In 2013, the acquisition of Array (a manufacturer of aerospace and military connector products) further broadened the copper based product portfolio and expanded sales within the aerospace market.  The acquisition of Emerson Network Power Connectivity Solutions ("Connectivity Solutions") business from Emerson Electric Co. in 2014 brought additional products and has strengthened our position with strategic OEM customers in the military, aerospace and networking segments as well as with key distribution partners.  Connectivity Solutions is a leading innovator and producer of RF coaxial connectors and cables, harsh environment optical active and passive devices, and microwave components.

	Product Line	Function	Applications	Brands Sold Under
Connectivity Solutions	Expanded Beam Fiber Optic Connectors, Cable Assemblies and Active Optical Devices (transceivers and media converters)	Harsh-environment, high-reliability, flight-grade optical connectivity for high-speed communications.	Military/aerospace, oil and gas well monitoring and exploration, broadcast, communications, RADAR	Stratos®, Fibreco®
	Copper-based Connectors / Cable Assemblies-FQIS	Harsh-environment, high-reliability connectivity and fuel quantity monitoring (FQIS).	Commercial aerospace, avionics, smart munitions, communications, navigations and various industrial equipment	Cinch®
	RF Connectors, Cable Assemblies, Microwave Devices and Low Loss Cable	Connectors and cable assemblies designed to provide connectivity within radio frequency (RF) applications.	Military/aerospace, test and measurement, high-frequency and wireless communications	Johnson, Trompeter, Midwest MicrowaveTM, Semflex®
	RJ Connectors and Cable Assemblies	RJ45 and RJ11 connectivity for data/voice/video transmission.	Largely Ethernet applications including network routers, hubs, switches, and patch panels; and emerging internet-of-things (IoT) applications	Stewart Connector

1.3 Supply Chain Overview

The Company has multiple suppliers for most of the raw materials it purchases.

At December 31, 2017, the Company operated 20 manufacturing facilities in 7 countries.  The following is a list of the locations of those manufacturing facilities and the Product Groups produced at each facility:

Location of Facility	Approximate Square Feet	Product Groups Produced at Facility	Percentage of Facility Used for Manufacturing
Dongguan, People's Republic of China	650,000	Magnetic Solutions	28%
Pingguo, People's Republic of China	256,000	All three product groups	69%
Shenzhen, People's Republic of China	227,000	Power Solutions & Protection	100%
Zhongshan, People's Republic of China	315,000	All three product groups	86%
Zhongshan, People's Republic of China	118,000	All three product groups	100%
Zhongshan, People's Republic of China	78,000	All three product groups	100%
Louny, Czech Republic	11,000	Connectivity Solutions	75%
Dubnica nad Vahom, Slovakia	35,000	Power Solutions & Protection	100%
Dubnica nad Vahom, Slovakia	70,000	Power Solutions & Protection	100%
Worksop, England	52,000	Connectivity Solutions	28%
Chelmsford, United Kingdom	21,000	Connectivity Solutions	60%
Dominican Republic	41,000	Magnetic Solutions	85%
Cananea, Mexico	42,000	Connectivity Solutions	60%
Reynosa, Mexico	77,000	Connectivity Solutions	56%
Inwood, New York	39,000	Magnetic Solutions	40%
Glen Rock, Pennsylvania	74,000	Connectivity Solutions	60%
Waseca, Minnesota	124,000	Connectivity Solutions	83%
McAllen, Texas	40,000	Connectivity Solutions	56%
Melbourne, Florida	18,000	Connectivity Solutions	64%
Tempe, Arizona	8,000	Connectivity Solutions	100%

We rely on our direct suppliers to provide information as to whether Conflict Minerals are contained in components and materials supplied to us, including sources of Conflict Minerals that may be supplied to our direct suppliers from lower tier suppliers as further discussed in Section 2 of this Report.

It is not practicable to conduct a survey of all of our suppliers; therefore, we believed a good faith reasonable due diligence approach was to conduct a survey of our top suppliers, based on the percentage of "raw material spend," as further described under "Due Diligence Process" below.

In accordance with the requirements of Form SD, this Report includes:

•	a description of the measures we took to exercise due diligence on the Conflict Minerals' source and chain of custody;
•	a description of the products manufactured or contracted to be manufactured that contain Conflict Minerals;
•	the facilities used to process the Conflict Minerals;
•	the country of origin of the Conflict Minerals to the extent available; and
•	the efforts to determine the mine or location of origin.

We participate in a number of industry-wide initiatives described in Section 2 of this Report.  This Report is available on our website at www.belfuse.com.

1.4 Conflict Minerals Policy

We have adopted the following conflict minerals policy statement (the "CM Policy"):

Conflict Free Sourcing Statement

Conflict metals are metals such as gold (Au), tantalum (Ta), tungsten (W), and tin (Sn) derived from minerals being sourced from mines in Democratic Republic of Congo (DRC) conflict areas which are controlled by non-government military groups, or unlawful military factions. Illegal mining profits by local military groups in the DRC are used to help finance area conflict, while also contributing to human rights abuses and environmental degradation.

Bel expects its suppliers to comply with the Electronic Industry Code of Conduct (EICC), and as a result undertake commercially reasonable due diligence in dealing with their own supply chain with regard to this matter. Due to the various layers involved in our supply chain, we are currently unable to verify the source of all metals used in our products. In an effort to more clearly identify the origin of these specific metals, we've asked that our suppliers complete the EICC Conflict Mineral Reporting Template, and require they notify us immediately if they determine a conflict metal is being supplied to Bel as part of any item we source from them.

2.	Due Diligence Process

2.1	Design of Due Diligence

We have conducted a good faith reasonable country of origin inquiry regarding Conflict Minerals.  In July 2011, we commenced our due diligence measures, which are designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements on gold, tin, tantalum and tungsten (the "OECD Guidance").

2.2	Management Systems

As described above, we have adopted the CM Policy, which is posted on our website at www.belfuse.com, under "Investors, Corporate Governance, Conflict Free Statement."

Internal Team

The people responsible for purchasing and quality assurance at each of our facilities comprise our team.  The team is responsible for implementing our Conflict Minerals compliance strategy and reports to our Vice President of Finance.  We utilize the Conflict Free Sourcing Initiative ("CFSI") Conflict Mineral Reporting Template to collect, manage, aggregate, and report Conflict Minerals information, which we believe is an industry standard practice. Senior management of Bel is briefed about the results of our due diligence efforts on a regular basis.

Control Systems

Our supply chain is complex and includes many third parties between our direct suppliers and the original sources of the Conflict Minerals.  As a result, we do not purchase Conflict Minerals directly from smelters or refiners and, therefore, do not have a direct relationship with smelters and refiners.  We utilize the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative's ("EICC-GeSI"), which is an industry-wide initiative to disclose upstream sources in the supply chain.

Controls include, but are not limited to, our Code of Ethics, which outlines expected behaviors for all of our associates. The Code is posted on our website at www.belfuse.com, under "Investors & Governance, Code of Ethics."  Since 2013, regardless of whether suppliers are directly subject to the Rule, our purchase orders incorporate our CM Policy by reference thereto.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have provided education for our suppliers that are not required to be compliant with the Rule and encouraged our supply base to utilize EICC-GeSI, which is made available to them on a cost-free basis.  As referenced above, since 2013, purchase orders issued to our suppliers incorporate our CM Policy by reference, whether or not such suppliers are directly subject to the Rule.

Grievance Mechanism

Bel's associates may report misconduct, raise issues or ask questions, including with respect to any questionable accounting, internal control or auditing matters concerning the Company, without fear of dismissal or retaliation of any kind. Reports may be made confidentially and/or anonymously online through www.ethicspoint.com.

In addition, the Board of Directors has established a procedure that enables shareholders to communicate in writing with members of the Board. Any such communication should be addressed to the Company's Secretary and should be sent to such individual c/o Bel Fuse Inc., 206 Van Vorst Street, Jersey City, New Jersey 07302. Any such communication must state, in a conspicuous manner, that it is intended for distribution to the entire Board of Directors. Shareholders may also communicate with the Board by directing communications through the Corporate Secretary by following instructions on the Company's website at www.belfuse.com. Under the procedures established by the Board, upon the receipt of such a communication, the Company's Secretary will send a copy of such communication to each member of the Board, identifying it as a communication received from a shareholder.  Absent unusual circumstances, at the next regularly scheduled meeting of the Board held more than two days after such communication has been distributed, the Board will consider the substance of any such communication.

Maintain Records

We generally have a policy to retain all relevant documentation relating to our conflict minerals due diligence for an indefinite period of time.

2.3	Identify and Assess Risk in the Supply Chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify sources upstream from our direct suppliers. Accordingly, we participate in a number of industry-wide initiatives as described above.

We have identified our direct suppliers and we rely on these suppliers, whose raw materials may contain Conflict Minerals, to provide us with information about the source of such Conflict Minerals contained in the raw materials supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

2.4	Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, we have an approved risk management plan, through which the Conflict Minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.

As part of our risk management plan, to ensure suppliers understand our expectations, we have included our CM Policy on our website and held internal training sessions with our employees.  This helps us to ensure that our employees are knowledgeable of the Rule and have the ability to inform our suppliers of the Rule.  Since 2013, all purchase orders we issue incorporate our CM Policy by reference thereto.

As described in our CM Policy, we would engage any of our suppliers whom we have reason to believe are supplying us with Conflict Minerals from sources that may support conflict in any of the Covered Countries to establish an alternative source of such Conflict Minerals that does not support such conflict, as provided in the OECD Guidance. During the Reporting Period and as of the date hereof, we have found no instances where it was necessary to terminate a contract or find a replacement supplier.

2.5	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with smelters and refiners and do not perform or direct audits of these entities within our supply chain.

3.	Due Diligence Results

Requested Information

We conducted a survey of our top suppliers utilizing the CFSI Reporting Template (the "Template"). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide materials within a company's supply chain. It includes questions regarding a company's conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of Conflict Minerals included in a company's products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool are available on EICC's website.  We understand that the Template is being used by many companies in their due diligence processes related to Conflict Minerals.

Survey Responses

We surveyed suppliers to our various facilities which accounted for approximately 96.6% of our aggregate raw materials spend for 2017, as described below.  The remaining raw material spend relates to our manufacturing locations in Louny, Czech Republic and our R&D facility in Italy, which have immaterial spend amounts related to Conflict Minerals.  The Product Groups produced at each facility are set forth above in the chart under "1.3 Supply Chain Overview."

We surveyed an aggregate of 256 suppliers to our facilities in Shenzhen China and Slovakia, which represented 99% of raw material spend to suppliers of products or components that could contain Conflict Minerals at those facilities.  All of those suppliers responded.  A total of 247 smelters were identified, of which all were on the Conflict Free Smelters list prepared by CFSI.  These facilities accounted for approximately 25.9% of our aggregate raw materials spend for 2017.
We surveyed an aggregate of 249 suppliers to our facilities in Zhongshan, China; Pingguo, China; and Dongguan, China, which represented 97% of our raw materials spend to suppliers of products or components that could contain Conflict Minerals at these facilities.  All of those suppliers responded.  A total of 239 smelters were identified, all of which were on the Conflict Free Smelters list prepared by CFSI.  These facilities accounted for approximately 39.2% of our aggregate raw materials spend for 2017.
We surveyed an aggregate of 399 suppliers to our facilities in Chelmsford, United Kingdom, Waseca, Minnesota, Tempe, Arizona and Melbourne, Florida, which represented 90% of raw material spend to suppliers of products or components that could contain Conflict Minerals at those facilities.  A total of 220 of those suppliers responded.  A total of 239 smelters were identified, all of which were on the Conflict Free Smelters list prepared by CFSI.  These facilities accounted for approximately 11.4% of our aggregate raw materials spend for 2017.
We surveyed an aggregate of approximately 200 suppliers to our facilities in McAllen, Texas and Reynosa, Mexico, which represented 100% of raw material spend to suppliers of products or components that could contain Conflict Minerals at those facilities.  All of those suppliers responded.  A total of 220 smelters were identified, 213 of which were on the Conflict Free Smelters list prepared by CFSI.  These facilities accounted for approximately 8.8% of our aggregate raw materials spend for 2017.
We surveyed an aggregate of 18 suppliers to our facilities in Glen Rock, Pennsylvania and Cananea, Mexico, as they are the only suppliers who could possibly have used Conflict Minerals.  The remainder of our suppliers to those facilities utilize plastics, wire or heatshrinks.  All of those suppliers responded.  A total of 10 smelters were identified, all of which were on the Conflict Free Smelters list prepared by CFSI.  These facilities accounted for approximately 5.3% of our aggregate raw materials spend for 2017.
We surveyed an aggregate of 29 suppliers to our facilities in Inwood, New York and the Dominican Republic, which represented approximately 90% of our raw materials spend for 2017 at those facilities.  All of those suppliers responded.  A total of 41 smelters were identified, all of which were on the Conflict Free Smelters list prepared by CFSI.  These facilities accounted for approximately 3.8% of our aggregate raw materials spend for 2017.
We surveyed an aggregate of 10 suppliers to our facility in Worksop, England, as they are the only suppliers who could possibly have used Conflict Minerals.  The remainder of our suppliers to that facility utilize plastics and packaging materials such as cardboard.  A total of 8 of those suppliers responded.  A total of 7 smelters were identified, all of which were on the Conflict Free Smelters list prepared by CFSI.  These facilities accounted for approximately 2.2% of our aggregate raw materials spend for 2017.

We reviewed the responses we received against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template. Where further engagement was necessary, we have worked directly with these suppliers to provide us with revised responses.  During the Reporting Period and as of the date hereof, we have found no instances where it was necessary to terminate a contract or find a replacement supplier.

Efforts to Determine Mine or Location of Origin

Through our participation in CFSI, the OECD implementation programs, and requests to our suppliers to complete the Template, we have determined that seeking information about smelters and refiners that may be included in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of any Conflict Materials that may be used in our products.  We continue to encourage our suppliers to use smelters that are on the Conflict Free Smelters list prepared by CFSI.